EXHIBIT 4.14
                              CONSULTING AGREEMENT

This Consulting Agreement ("Agreement") is entered into effective as of the 5th day of October 1999, by and between SGI International, a Utah corporation (the "Company"), 1200 Prospect, Suite 325, La Jolla, CA 92037, and Elon A. Place ("Consultant").

AGREEMENT

NOW, THEREFORE, in consideration of the agreements, covenants, and conditions contained herein, Company and Consultant hereby agree as follows:

1. Performance by Consultant. Consultant agrees to provide consulting services (the "Services") to Company as directed by its Chief Executive Officer. Services shall include, but not be limited to, advice, assistance, and information supplied by Consultant, or developed with the use of any of Consultant's information, equipment, personnel, goods or facilities pertaining to the Company's activities.

2. Payment for Services.

a. Consulting Fee. Company agrees to pay Consultant for the Services at the rate of _______________ ($_____) per hour. Consultant shall have the option to be paid for the services in cash or in restricted stock. The number of shares of restricted stock shall be determined by dividing the total amount of the any unpaid invoices by the average bid price of SGI's stock for the 10 trading days commencing on the date hereof. SGI shall include such restricted stock, if any, in the next Registration Statement or S-8 that it files, providing there is no limitation or restriction that would preclude it from doing so.

b. Expenses. Consultant shall be reimbursed for reasonable expenses, including but not limited to travel, long distance telephone charges, and mileage at the rate of $.31 a mile.

c. Warrants. The Company will also issue Consultant a warrant for his Services for _______ shares with an exercise price set at the ten day average of the bid price of SGI's stock commencing on the date hereof. SGI shall include the restricted stock underlying such warrant in the next Registration Statement or S-8 that it files, providing there is no limitation or restriction that would preclude it from doing so.

d. Invoices. Consultant shall invoice Company monthly for Services rendered during the preceding month. The invoice will include the hours of work by day and reflect the amount and details of any expenses. Consultant agrees that Company may audit the billing and expense documentation for a period of one year from the date of the invoice submittal. Consultant must notify Company by January 30, 2000, of his election to be paid in restricted stock. All invoices will be due and payable by Company on or before January 30, 2000.

3. Obligations of Consultant.

a. Key Person. Company and Consultant agree that the Services will be performed personally by Elon Place or his designee provided such designee is approved by the Company pursuant to Section 12.

b. Consultations, Reports. Consultant agrees upon reasonable advance notice to make available Elon Place for meetings requested by the Company. If Company requests it, Consultant shall prepare and submit to Company a monthly written report setting forth the status of such work performed in a format to be mutually agreed upon by Consultant and Company.

c. Regeneration of Lost or Damaged Work. Consultant shall, at its own expense, promptly replace or regenerate any work that does not meet the requirements of this Agreement including regeneration of new data and reperform
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any work or recover incorrect or mistaken data or information from Consultant's or Company's data sources. In the event that Consultant fails to perform in accordance with this paragraph, Company shall have a right to cancel any restricted stock issued hereunder to the extent necessary to compensate Company for causing the reperformance of the Services.

4. Obligations of Company. Company agrees to make available to Consultant, upon reasonable notice, computer programs, data, and any documentation required by Consultant to perform and complete the Services.

5. Confidentiality, Disclosure, and Ownership.

a. Ownership. Consultant agrees that the Company is the owner of all right, title and interest in the Confidential information and data (the "Confidential Information") relating to business, legal and confidential materials that Company has developed or trade secrets or intellectual property. Company shall also own all other related material used by, developed and paid for by it in connection with the performance of any Services provided by Consultant pursuant to this Agreement.

b. Disclosure. Consultant desires to have the Confidential Information disclosed to him to enable him to render the Services to Company. Company is prepared to make such Confidential Information as it deems necessary available to Consultant for the aforesaid purpose on the following understanding:

For the purpose of this Agreement:

The term "Confidential Information" shall not include any information which:

(i) is "publicly available" information. The phrase "publicly available" information shall mean readily accessible to the public in a written publication;

(ii) is known to Consultant from sources other than Company or its Affiliates prior to the receipt of the same hereunder from Company or its Affiliates;

(iii) is received by Consultant without restriction on disclosure from a third party who is legally in possession of such information and has a right to reveal the same to Consultant.

(iv) "Affiliate(s)" of Company shall mean any person or entity directly or indirectly controlling, controlled by or under common control with Company.

c. Notwithstanding anything herein to the contrary, Consultant shall have the right to use general skills and capabilities developed as a result of his performance of Services for his own benefit or the benefit of others subject to the obligations of Consultant set forth hereinafter.

d. Confidentiality. Consultant agrees to hold the Confidential Information in confidence and not to reproduce or disclose it to others nor to use it, except as herein authorized in writing or as may later be authorized in writing by Company.

e. Usage. Both parties agree that the Consultant may use such Confidential Information in connection with, but only in connection with, the purpose previously stated herein.

6. Warranties. Consultant hereby warrants that he will carry out his work in accord with generally accepted practices. Company's sole remedy shall consist of the reperformance of any disputed work. Company must notify Consultant of any dissatisfaction with the work of Consultant within thirty (30) days after completion of the work in question.

7. Termination. This Agreement shall be effective on the Effective Date and continue in full force and effect until terminated by either party. Either party may terminate this Agreement on thirty (30) days notice to the other party by so stating in writing to the other party.

8. Status, Liability, Indemnity.
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a. Independent Contractor. Consultant is and at all times during the term of this Agreement shall be an independent contractor providing professional consulting services to Company. Nothing contained in this Agreement shall be construed to create a relationship of principal and agent, employer and employee, servant and master, partnership or joint venture between the parties. Consultant shall have no power to commit or bind Company in any manner whatsoever.

b. Liability Indemnity. Consultant shall have no liabilities to Company or to others for acts of Company. Company shall defend, indemnify, and hold harmless Consultant from and against any and all claims of whatsoever kind and nature arising out of the acts or omissions of Company, Company's employees, or others.

9. Disputes. If any dispute of any kind arises between the parties with respect to the Consultant's performance under this Agreement, then the dispute shall be submitted to arbitration in San Diego, California to the American ArbitrationAssociation ("AAA"). The dispute shall be submitted to an arbitrator selected from a panel of arbitrators submitted to the parties by the AAA. If the parties fail to agree on an arbitrator, the AAA shall appoint an arbitrator and in the absence of such appointment, the parties may request an appointment by request to the San Diego Superior Court. Reasonable discovery shall be allowed in any such arbitration. The decision of the arbitrator shall be binding to the same extent as if the award were made by a court of competent jurisdiction.

10. Notices. Any and all notices and other communications hereunder shall be in writing and shall be deemed to have been duly given or received when delivered personally or forty eight (48) hours after being mailed, via first class, postage prepaid, to the addresses set forth immediately below of the parties hereto or to such other addresses as either of the parties hereto may from time to time designate in writing to the other party.

Company: SGI International
1200 Prospect, Suite 325
La Jolla, CA 92037

Consultant: Elon Place

11. Applicable Law. The provisions of this Agreement shall be construed and enforced in accordance with the laws of the State of California.

12. Entire Agreement and Amendments. This Agreement constitutes the entire understanding and agreement between the parties relating to the subject matter hereof and supersedes any prior written or oral understanding or agreement between the parties relating to the subject matter hereof. This Agreement shall not be amended, altered, or supplemented in any way except by an instrument in writing, signed by the duly authorized representative of the parties, that expressly references this Agreement.

13. Waivers. The failure or delay of either party to exercise or enforce at any time any of the provisions of this Agreement shall not constitute or be deemed a waiver of that party's right thereafter to enforce each and every provision of the Agreement and shall not otherwise affect the validity of this Agreement.

14. Severability. If any provision of this Agreement is finally determined to be contrary to, prohibited by, or invalid under applicable laws or regulations, such provision shall become inapplicable and shall be deemed omitted from this Agreement. Such determination shall not, however, in any way invalidate the remaining provisions of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of day and year first above written.

                                        Company Consultant

SGI International,                      Elon A. Place
a Utah Corporation

By: /s/ MICHAEL L. ROSE                 By: /s/ ELON A. PLACE
---------------------------             ---------------------
Michael L. Rose                         Elon A. Place
President & CEO